April 19, 2006


Mail Stop 4561

VIA U.S. MAIL AND FAX (615) 890-0123

Mr. Donald K. Daniel
Senior Vice President and Controller
National Health Investors, Inc.
100 Vine Street, Suite 1202
Murfreesboro, TN  37130

      Re:	National Health Investors, Inc.
      Form 10-K for the year ended December 31, 2005
      Filed March 10, 2006
      File No. 001-10822

Dear Mr. Daniel:

      We have reviewed your response letter dated April 18, 2006 and have the following additional comments.

1. We read your response to comment 2. Please revise your disclosure in future filings to balance your discussion of your diversification strategy results to include the continued significance of revenue concentration with the portion of your portfolio operated by NHC and explain the reasons for the difference in your asset diversification as of December 31, 2005 when compared to revenues generated from your portfolio.

2. We read your response to comment 4. Rule 5-03 of Regulation S-X clearly states that profits and losses on securities should be presented as components of non-operating income (expense). Accordingly, you should classify realized losses related to other than temporary impairments on available-for-sale securities as well as subsequent realized gains or losses on the sale of such securities as non-operating activities in your statements of operations.


*  *  *  *






	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief


Mr. Donald K. Daniel
National Health Investors, Inc.
April 19, 2006
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